SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -------------------------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) and (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                            Viskase Companies, Inc.
             -----------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
             -----------------------------------------------------
                         (Title of Class of Securities)

                                  29403700
             -----------------------------------------------------
                                 (CUSIP Number)

                               February 9, 2000
                   -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)


-----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.29403700                        13G/A
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (Entities only)

     Peritus Asset Management, Inc.-94-3174137

-------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a)  [X]                     (b)  [ ]

-------------------------------------------------------------------------------
   3.  SEC USE ONLY




-------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of California
-------------------------------------------------------------------------------
    NUMBER OF        5.   SOLE VOTING POWER
     SHARES                          -0-
  BENEFICIALLY    -------------------------------------------------------
     OWNED BY        6.   SHARED VOTING POWER
      EACH                           1,335,888
   REPORTING         -------------------------------------------------------
     PERSON          7.   SOLE DISPOSITIVE POWER
      WITH                           -0-
                    -------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                                     1,335,888
-------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,335,888
-------------------------------------------------------------------------------

  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

        Not Applicable
-------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.87%
-------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.29403700                        13G/A

--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (Entities only)

     Peritus Capital Partners LLC-77-0493842

-------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a)  [X]                     (b)  [  ]

-------------------------------------------------------------------------------
   3.  SEC USE ONLY




-------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of California
-------------------------------------------------------------------------------
    NUMBER OF        5.   SOLE VOTING POWER
     SHARES                          -0-
  BENEFICIALLY    -------------------------------------------------------
     OWNED BY        6.   SHARED VOTING POWER
      EACH                           862,500
   REPORTING         -------------------------------------------------------
     PERSON          7.   SOLE DISPOSITIVE POWER
      WITH                           -0-
                    -------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                                     862,500
-------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       862,500
-------------------------------------------------------------------------------

  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

       Not Applicable
-------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.72%
-------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29403700                       13G/A

NOTE: This Schedule 13G Amendment is filed on behalf of Peritus Asset Management, Inc. and Peritus Capital Partners, LLC, jointly, pursuant to Rule 13d-1(k)(1). This Schedule 13G Amendment amends the Schedule 13G filed by it on February 2, 1999.


Item 1.         (a)   Name of Issuer:

                  Viskase Companies, Inc.
                  --------------------------------------------------------------
                (b)   Address of Issuer's Principal Executive Offices:

                  6855 West 65th Street, Chicago, IL 60638
                  --------------------------------------------------------------
Item 2.         (a)   Name of Persons Filing:

                  Peritus Asset Management, Inc. ("PAMI") and Peritus Capital Partners, LLC. ("PCP")
                  --------------------------------------------------------------
                (b)   Address of Principal Business Office, or if None,
                      Residence:

                  315 E. Canon Perdido, Santa Barbara, CA  93101 (both filers)
                  --------------------------------------------------------------
                (c)   Citizenship:

                  PAMI is a California corporation and PCP is a California limited liability company.
                  --------------------------------------------------------------
                (d) Title of Class of Securities:

                  Common Stock
                  --------------------------------------------------------------
                (e) CUSIP Number:

                  29403700
                  --------------------------------------------------------------

Item 3.   Type of Reporting Persons:

                  PAMI is an investment advisor filing in accordance with
Section 240.13d-1(b)(1)(ii)(E). PCP is classified as "Other" as its principal business is as a private investment fund. PCP is managed by PAMI. All shares owned by PCP are attributed to PAMI for purposes of this report.

Item 4.     Ownership.

            (a) Amount beneficially owned:
                    Shares of Common Stock:
                                    PAMI-1,335,888
                                    PCP- 862,500

 CUSIP No. 29403700                       13G/A

                  (b) Percent of class:
                                    PAMI-8.87%
                                    PCP-5.72%

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: -0-

                           (ii)     Shared  power to vote or to direct the vote:
                                    PAMI-1,335,888
                                    PCP-862,500

                  (iii) Sole power to dispose or to direct the disposition
                        of:    -0-

                  (iv) Shared power to dispose or to direct the disposition of:
                                    PAMI-1,335,888
                                    PCP-862,500

Item 5.     Ownership of Five Percent or Less of a Class.

                           Not Applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

                           Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not Applicable

Item 8.     Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.     Notice of Dissolution of Group.

                           Not Applicable

CUSIP No. 29403700                       13G/A


Item 10.    Certification.

            By signing below Peritus Asset Management, Inc., certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         Additionally, by signing below, Peritus Capital Partners, LLC certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                            SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2000

                                PERITUS ASSET MANAGEMENT, INC.

                        By:      /s/ Timothy J. Gramatovich
                                 --------------------------------
                                 Timothy J. Gramatovich
                                 Chief Investment Officer

                                PERITUS CAPITAL PARTNERS, LLC

                       By:      Peritus Assets Management, Inc.,
                                Manager

                       By:      /s/ Timothy J. Gramatovich
                               --------------------------------
                                Timothy J. Gramatovich
                                Chief Investment Officer


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).